**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 13, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**RRsat Global Communications Network Ltd.**

**File No. 001-33085 - CF#26571**

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      RRsat Global Communications Network Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 21, 2011.

      Based on representations by RRsat Global Communications Network Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 4.13 | through April 1, 2016 |
| Exhibit 4.14 | through December 31, 2020 |
| Exhibit 4.15 | through December 31, 2020 |

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel